Filed by Equinix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Switch & Data Facilities Company, Inc.

(Commission File No. 001-33302)

The following are portions of a transcript of an Equinix, Inc. investor presentation given on January 6, 2010 at the Citi Global Entertainment, Media, and Telecommunications Conference:

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Mike Rollins—Citi Investment Research—Analyst

Can you give us an update on your pending acquisition of Switch & Data?

Keith Taylor—Equinix, Inc.—CFO

Yes, the update on Switch & Data. We just released an 8-K, probably within the last hour, that basically says that the Department of Justice, or the HSR work, has gone to a second request. And so a second request really puts more time on to this review. And ultimately what we think today now is that this is a Q2 closing versus a Q1 closing and so that is sort of hot off the press.

Mike Rollins—Citi Investment Research—Analyst

Anything else in terms of — any other updates in terms of the acquisition? I know that last month, you highlighted some synergy opportunities for the combination. Maybe you can go into a little more detail of what the amount was and what that’s for? Is that a revenue and cost synergy or just a cost synergy?

Keith Taylor—Equinix, Inc.—CFO

Sure. I think first and foremost, when I look at the two organizations, obviously, they have — they think well together. We sort of existed in the same environment. So the relationship between our company and the Switch & Data company is very, very strong. I think the teams that are working together to think about how to put the businesses together, again, are doing extremely well, given the fact that it is going to be a merger of two companies or the acquisition of Switch & Data.

That all said, when you think about economically what’s going to happen, there is the assumption that we’re going to derive a lot of synergies out of the transaction. And no matter what line on the P&L you look at, we think that there’s an opportunity. And, certainly, there are opportunities to remove costs that are duplicative. But there are also opportunities to get leverage off the cost of running a business. We have power purchase agreements with certain vendors in unregulated markets. They don’t necessarily have those. And so by taking their contract and working it into our contract, we can influence the overall costs of operating their data centers.

Then you think about cost of capital, we think the combination of the two businesses and the lower gross leverage will allow us to find cheaper sources of capital for the combined business.

Then lastly, I will tell you that when you think about tax and the NOLs, there are some certain advantages from a tax perspective, and so that will benefit us as well. So we put at least a floor into the market today saying we think the synergies are $20 million or better. But I think my view is this is a great opportunity for the combination of two good companies and we’ll just have to wait until Q2 and hopefully get through the Department of Justice review.

Mike Rollins—Citi Investment Research—Analyst

And so the synergy number I think was $20 million?

Keith Taylor—Equinix, Inc.—CFO

$20 million.

Mike Rollins—Citi Investment Research—Analyst

And is that just cost?

Keith Taylor—Equinix, Inc.—CFO

It’s predominantly cost, yes. And cost on the operating line. I’m not talking about interest or taxes.

Mike Rollins—Citi Investment Research—Analyst

The other part of the process with the pending acquisition is filing an S-4. And in its S-4 document, Equinix included an outlook for revenue, OIBITDA, and CapEx between 2009 and 2014. And the Company has already indicated that that’s not guidance.

Keith Taylor—Equinix, Inc.—CFO

Yes.

Mike Rollins—Citi Investment Research—Analyst

But can you help investors understand how they should be using this information?

And one of the things I’m assuming is the ’09 CapEx number, which is bigger than the guidance, includes acquisitions, or may include acquisitions. So can you help us understand sort of what’s in those numbers and how investors should use that information?

Keith Taylor—Equinix, Inc.—CFO

Sure. Great question. And obviously a lot of that was asked today in our one-on-one meetings.

First and foremost, let me deal with 2009. The number that we provided — it’s not — let me take a step back. What is included in the S-4 is basically a plan, a plan of what could we do over a five-year period. That plan is 2009, it’s lower than projected guidance for 2009. In fact, it’s lower — and that’s on the revenue line, and EBITDA line. And it gives you outlook to 2010 as well, and it’s slightly lower than what we give you on a growth rate for 2010.

That all said, the fact then because of now giving guidance on Q3 that was different than that tells you that we did that plan well in advance of our Q3 numbers. Q3 was a great quarter for us. By all accounts, we think we knocked it out of the park. We felt very good about our numbers, and so the numbers moved up.

Now, all that said, embedded in that 2009 disclosure was a CapEx line of $509 million. $50 million of that is basically the covered call that we used with the — and it was just where it got allocated in the business, in the model.

And recognizing the business model, the financial model that we shared with Raymond James, who was the advisor providing the fairness opinion to Switch & Data, that was the outflow where the CapEx got allocated. But $50 million of that was the covered call, which was, again, a very big transaction I think we did.

Mike Rollins—Citi Investment Research—Analyst

Just for people who are less familiar, the covered call that you’re saying, was that was associated with the convertible debt —

Keith Taylor—Equinix, Inc.—CFO

Convertible in June.

Mike Rollins—Citi Investment Research—Analyst

Issued earlier in the year?

Keith Taylor—Equinix, Inc.—CFO

Yes. So it was a financial transaction. So really the CapEx line there was $459 million.

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Mike Rollins—Citi Investment Research—Analyst

And just thinking about the investment that you are making in Switch & Data, does that then count towards some of that revenue capacity and CapEx? So in a way, is there a risk that looking at that plan is double accounting because in a way you are buying a lot of the capacity and some of the expansion that I think you were originally hoping to do.

Keith Taylor—Equinix, Inc.—CFO

The plan did not contemplate any duplication with Switch & Data. The only place where we will get a little bit of — not a little bit — more meaningful capacity is in New York, and we get a little bit of capacity in Dallas. But overall, these are all new markets that we want — that’s an organic plan where we wanted to be as an industry, or as a company. And so that’s what we think we can do. When you throw on Switch & Data, there’s an opportunity that is even greater. So I don’t think it’s going to displace any meaningful CapEx. I think it might defer it for a short period of time.

But in New York, the biggest issue — and we’re quite concerned. Even though we’re in construction today for the final phase of our New York-4 Phase III asset, that we will run out of capacity very, very quickly because that gives you a sense of the pent-up demand for that asset.

Mike Rollins—Citi Investment Research—Analyst

And so just one last question on this. So the business case that was in the S-4, did that assume some geographic expansion, or was that just reinvestment in markets that you are currently in around the globe?

Keith Taylor—Equinix, Inc.—CFO

Vastly reinvestment in the markets we’re in. So it’s building the D.C.-7 and the D.C.-8, the Silicon Valley-6’s and the like. It gives you — takes you one step further ahead.

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Mike Rollins—Citi Investment Research—Analyst

Yes, as you’re trying to get deeper into enterprise, are you doing anything new on the distribution side, shifting more of this on resellers or agents? Or is there anything we should be looking out for on that front?

Keith Taylor—Equinix, Inc.—CFO

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We’re going to put probably our sales organization in place that will be in markets where we actually don’t have assets. And selling from those assets into our assets, and then just the combination of an Equinix Switch & Data business gives us 16 other markets that we will go after and I just see a great opportunity.

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Keith Taylor—Equinix, Inc.—CFO

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Over time we’ll continue to think about the REIT structure, whether or not we can take any of our assets, put them into a REIT structure to become more tax efficient. That said, we do have NOLs; we have meaningful NOLs.

And with a combination of again Equinix and Switch & Data, there’s some tax advantages to this as well. And so that would potentially delay that decision even further with the right structure and looking at the 382 limitations on their NOLs.

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This document contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the challenges of acquiring, operating and constructing International Business ExchangeTM (IBX®) centers and developing, deploying and delivering Equinix services; unanticipated costs or difficulties relating to the integration of Switch and Data into Equinix; a failure to receive significant revenue from customers in recently built out data centers; failure to complete any financing arrangements contemplated from time to time; competition from existing and new competitors; the ability to generate sufficient cash flow or otherwise obtain funds to repay new or outstanding indebtedness; the loss or decline in business from our key customers; the results of any litigation relating to past stock option grants and practices; and other risks described from time to time in Equinix’s filings with the Securities and Exchange Commission. In particular, see Equinix’s recent quarterly and annual reports filed with the Securities and Exchange Commission, copies of which are available upon request from Equinix. Equinix does not assume any obligation to update the forward-looking information contained in this filing.

Equinix and IBX are registered trademarks of Equinix, Inc. International Business Exchange is a trademark of Equinix, Inc.

Important Information for Investors and Stockholders

In connection with the proposed transaction involving Equinix and Switch and Data, Equinix has filed with the SEC a registration Statement on Form S-4 containing a proxy statement/prospectus. The proxy statement/prospectus was first mailed to stockholders of Switch and Data on or about December 23, 2009. SWITCH AND DATA STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Switch and Data stockholders may obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by Equinix and Switch and Data through the website maintained by the SEC at www.sec.gov. In addition, Switch and Data stockholders may obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC from Equinix by directing a request to Equinix, Inc., 301 Velocity Way, Fifth Floor, Foster City, CA 94404, Attention: Investor Relations (telephone: 888-222-1162) or going to Equinix’s corporate website at www.equinix.com, or from Switch and Data by directing a request to Switch & Data Facilities Company, Inc., 1715 Westshore Boulevard, Suite 650, Tampa, FL 33607, Attention: Investor Relations (telephone: 866-797-2633) or going to Switch and Data’s corporate website at www.switchanddata.com.

Equinix, Switch and Data and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Equinix’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 23, 2009. Information regarding Switch and Data’s directors and executive officers is contained in Switch and Data’s annual proxy statement filed with the SEC on April 6, 2009. Additional information regarding the interests of such potential participants is included in the Proxy Statement/Prospectus and the other relevant documents filed with the SEC.

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